SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

31 July 2008

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures: 1. 1st Quarter Results announcement made on 31 July 2008

July 31, 2008
FIRST QUARTER TO JUNE 30, 2008 - KEY POINTS

Revenue of £5,177 million, up 3 per cent

EBITDA before specific items [1] and leaver costs of £1,433 million, up 1 per cent

Operating profit before specific items [1] and leaver costs of £742 million, up 4 per cent

Profit before taxation, specific items [1] and leaver costs of £613 million, down 7 per cent

Earnings per share before specific items [1] and leaver costs of 6.1 pence, up 2 per cent

Free cash outflow of £734 million

13.0 million broadband end users [2] of which BT's retail share was 35 per cent, with 31 per cent of net additions in the quarter

The income statement, cash flow statement and balance sheet from which this information is extracted are set out on pages 17 to 22.

Chief Executive's statement

Ian Livingston, Chief Executive, commenting on the first quarter results, said:

"BT has continued to grow revenue, EBITDA
3
 and earnings per share
3
 in the first quarter.

    BT Global Services has increased revenue by 13 per cent with strong growth of 33 per cent outside the
UK
. We achieved total contract wins of £8.2 billion over the last twelve months, and the pipeline of new business remains strong.

BT Retail performed well with revenue growth of 3 per cent and double digit profit growth. BT Wholesale has won managed network solutions contracts of £1.2 billion over the last twelve months.

We are committed to delivering long term shareholder value and will continue to invest in the future growth of our business. We have announced plans to invest £1.5 billion to make fibre-based, super-fast broadband available to as many as 10 million homes in the
UK
 by 2012, dependent upon an appropriate regulatory environment.

Our full year guidance remains unchanged - we continue to expect to deliver growth in revenue, EBITDA
3
, earnings per share
3
 and dividends per share in this financial year."

1
Specific items are significant one off or unusual items as defined in note 4 on pages 26 to 27.

2
DSL and LLU connections.
3
Before specific items and leaver costs.
RESULTS FOR THE FIRST QUARTER ENDED JUNE 30, 2008
	First quarter			Year ended
	2008 £m	2007 £m	Better (worse) %	March 31 2008 £m
Revenue	5,177	5,033	3	20,704

EBITDA
- before specific items and leaver costs	1,433	1,425	1	5,911
- before specific items	1,360	1,417	(4)	5,784

Operating profit
- before specific items and leaver costs	742	716	4	3,022
- before specific items	669	708	(6)	2,895
- after specific items	642	658	(2)	2,356

Profit before taxation
- before specific items and leaver costs	613	658	(7)	2,633
- before specific items	540	650	(17)	2,506
- after specific items	513	600	(15)	1,976

Earnings per share
- before specific items and leaver costs	6.1p	6.0p	2	25.0p
- before specific items	5.4p	5.9p	(8)	23.9p
- after specific items	5.1p	7.4p	(31)	21.5p

Capital expenditure	802	903	11	3,339

Free cash flow	(734)	(152) [1]	-	1,503 [1]

Net debt	10,581	8,631	(23)	9,460

1
Includes tax receipts of £504 million and payment of pension deficiency contributions of £320 million.

The commentary focuses on the results before specific items and leaver costs. This is consistent with the way that financial performance is measured by management and we believe allows a meaningful analysis to be made of the trading results of the group. Specific items are defined in note 4 on pages 26 to 27.

     The income statement, cash flow statement and balance sheet are provided on pages 17 to 22. A reconciliation of EBITDA before specific items and leaver costs to group operating profit is provided on page 31. A definition and reconciliation of free cash flow and net debt are provided on pages 28 to 30.

GROUP RESULTS
First quarter ended June 30, 2008
Revenue was 3 per cent higher at £5,177 million in the quarter with continued growth in managed solutions and broadband and convergence revenue. EBITDA before specific items and leaver costs increased by 1 per cent year on year. Earnings per share before specific items and leaver costs increased by 2 per cent to 6.1 pence.
    Our BT Global Services business achieved contract wins of £1.9 billion in the first quarter, with £8.2 billion achieved over the last twelve months.
We had 13.0 million wholesale broadband connections (DSL and LLU) at June 30, 2008, including 4.8 million local loop unbundled lines. This represents an increase of 1.8 million wholesale broadband connections year on year. There were 338,000 net additional broadband connections in the quarter. Our retail share of those net additions was 103,000, being 31 per cent, and we remain the UK's number one retail broadband provider with a customer base of 4.5 million at June 30, 2008, which represents a market share of 35 per cent.
Our BT Wholesale managed network solutions business achieved contract wins of £490 million in the first quarter, with £1.2 billion achieved over the last twelve months.

Revenue
Revenue was 3 per cent higher than last year, including a £93 million favourable exchange rate movement. Managed solutions revenue grew by 21 per cent to £1,408 million, and broadband and convergence revenue increased by 4 per cent to £640 million. Managed solutions includes revenue from our networked IT services, managed network solutions and MPLS. Broadband and convergence revenue includes revenue from broadband, LLU, mobility and convergence solutions. The growth in managed solutions was mainly due to 17 per cent growth in networked IT services and 36 per cent growth in MPLS revenue. This revenue growth in the quarter was partially offset by a 6 per cent decline in revenue from calls and lines to £1,647 million, together with a 7 per cent decline in revenue from transit, conveyance, interconnect circuits, WLR, global carrier and other wholesale products to £827 million.
     Revenue from our Major corporate customer segment increased by 12 per cent to £1,961 million, reflecting the increased take up of our networked IT services, the impact of foreign exchange and recent acquisitions by BT Global Services.
Revenue from our Business customer segment (comprising smaller and medium sized
UK
 businesses) grew by 5 per cent to £661 million, continuing the recent trend. This reflects both organic growth in the
UK
 as well as the contribution from our acquisitions of Lynx and Basilica last year.
Revenue from our Consumer customer segment of £1,228 million was broadly flat year on year, with the impact of call package price reductions and a decline in calls revenue being offset by growth in broadband revenue. The 12 month rolling average revenue per consumer household increased by £4 in the quarter to £278, reflecting the increasing number of customers taking multiple services from BT. Increased broadband revenue and the growth of value added propositions per household, have more than offset the lower call package prices in the quarter.
Wholesale (UK and global carrier) customer revenue decreased by 7 per cent to £1,320 million as a result of the impact of volume and price reductions on DSL broadband and the decrease in low margin transit revenue and conveyance volumes, which was partially offset by growth in managed network solutions revenue, migrations to local loop unbundling (LLU) arrangements, and growth in global carrier revenue of 19 per cent.

Operating results
Group operating costs before specific items and leaver costs increased by 3 per cent to £4,525 million, partly due to exchange rate movements. Staff costs before leaver costs increased by 5 per cent to £1,370 million, largely due to acquisitions made in the past year, with the impact of pay inflation being largely offset by efficiency savings. Leaver costs before specific items were £73 million in the quarter (£8 million last year), mainly due to the earlier timing of leaver programmes this year. Payments to other telecommunication operators decreased by 2 per cent to £1,037 million, with the growth in BT Global Services being more than offset by the decline in transit volumes and prices. Other operating costs before specific items of £1,585 million increased by 6 per cent, reflecting increased costs of sales due to growth in the networked IT services business, as well as the impact of acquisitions and higher energy and fuel costs, and have been partially offset by cost efficiency savings. Efficiency savings were £145 million in the quarter and we have increased our full year target by £100 million to achieve total savings of about £800 million in the year. Depreciation and amortisation decreased by 3 per cent year on year to £691 million, largely as the result of some legacy assets becoming fully depreciated. Other operating income before specific items increased by £23 million to £90 million in the quarter, which included some up front benefits from the transformation of our operational cost base through global sourcing and process improvement, together with income from the sale of scrap materials and cable recoveries.
    Group operating profit before specific items and leaver costs increased by 4 per cent to £742 million. Group operating profit margin before specific items and leaver costs increased to 14.3 per cent compared with 14.2 per cent last year, the sixth consecutive quarter of year on year margin expansion.

Earnings
    Net finance expense before specific items was £130 million, an increase of £75 million against last year. The increase in net finance expense primarily reflects the higher average net debt, due mainly to the share buyback programme, together with a reduction in finance income associated with our defined benefit pension scheme to £78 million (£105 million last year).
    The effective tax rate on the profit before specific items was 22.8 per cent (24.8 per cent last year) compared with the UK statutory rate of 28 per cent (30 per cent last year), reflecting the continued focus on tax efficiency within the group.
    Profit before taxation, specific items and leaver costs of £613 million decreased by 7 per cent.
Earnings per share before specific items and leaver costs increased by 2 per cent to 6.1 pence. This is based on average shares in issue of 7,731 million (8,216 million last year) with the reduction due to the shares repurchased under the buyback programme.

Specific items
    Specific items are defined in note 4 on pages 26 to 27. Specific items were a net charge before tax of £27 million (£50 million last year) and a net charge after tax of £19 million (£119 million credit last year). Specific items before tax wholly relate to restructuring costs (£49 million last year) incurred on our transformation and reorganisation activities in the quarter which mainly comprised manager leaver costs and transformation programme costs. Last year specific tax items included a £154 million tax credit relating to the re-measurement of deferred tax balances for the change in the
UK
 statutory corporation tax rate to 28 per cent.
    Earnings per share after specific items was 5.1 pence in the quarter (7.4 pence last year).

Cash flow and net debt
    Net cash inflow from our operating activities in the first quarter decreased to £387 million compared with £848 million last year. This was reflected in free cash flow which was an outflow of £734 million compared with an outflow of £152 million last year. The higher free cash outflow is primarily the result of a higher working capital outflow of £962 million (£691 million last year), which is expected to largely reverse in the second half of the year. In addition there was a higher net cash outflow in respect of net interest paid of £285 million (£182 million last year) as a result of the timing of interest coupon dates on new debt raised in the last year and a one off interest receipt from HMRC last year. In addition, last year free cash flow benefited from the receipt of £504 million from the settlement of open tax years up to and including 2004/5 agreed with HMRC, offset by pension deficiency contributions of £320 million, both of which are non recurring in the current financial year.
Net cash outflow for the purchase of property, plant and equipment and software was marginally up at £836 million (£819 million last year). The net cash outflow on acquisition of subsidiaries in the quarter was £94 million (£164 million last year) and related principally to the acquisition of Wire One Holdings Inc, a video conferencing company based in the
US
. During the quarter we raised new long term borrowings of £794 million at an average annualised interest rate of 7.7 per cent. We repurchased 118 million shares (113 million last year) for a total consideration of £257 million (£365 million last year), resulting in a net cash outflow of £271 million (£382 million last year). As announced earlier this month, the share buyback programme is being suspended with effect from July 31, 2008 as a result of our strategic investment in fibre deployment.
Net debt was £10,581 million at June 30, 2008 compared with £8,631 million at June 30, 2007 and £9,460 million at March 31, 2008. Free cash flow and net debt are defined and reconciled in notes 7 and 8 on pages 28 to 30.

Pensions
The BT Pension Scheme IAS 19 valuation deficit at June 30, 2008 was £0.6 billion, net of tax (£0.8 billion gross of tax), compared with a surplus of £1.4 billion at June 30, 2007 (£2.0 billion gross of tax). The BT Pension Scheme had assets of £36.8 billion at June 30, 2008 (£39.5 billion at June 30, 2007).

Next Generation Access
As part of our wider strategy of delivering next generation broadband services nationwide, we recently announced plans to invest £1.5 billion to make fibre-based, super-fast broadband available to as many as 10 million homes in the
UK
 by 2012. A supportive and enduring regulatory environment is essential if this investment is to take place. Therefore we will be discussing with Ofcom the conditions that would be necessary to enable this programme to progress. These include removing current barriers to investment and making sure that anyone who chooses to invest in fibre can earn a fair rate of return for their shareholders.
BT plans to invest around £1.5 billion in total in the programme, of which around £1 billion is incremental to BT's existing capital expenditure plans. We expect the initial investment in the programme will result in around £100 million of incremental capital expenditure in each of the 2008/9 and 2009/10 financial years, taking the total expected capital expenditure in those years to around £3.2 billion and £3.1 billion, respectively. The remaining £800 million incremental spend will be spread over the following three financial years.
Given the strategic priority of this investment, the board is suspending the current share buyback programme with effect from July 31, 2008. As of this date, we have returned in excess of £1.8 billion of the planned £2.5 billion buyback programme.

21
st
 Century Network
The rollout of our 21st Century Network (21CN) continued during the quarter in line with the deployment approach outlined in the fourth quarter, with a focus on the implementation of new services ahead of replicating legacy services.
We introduced next generation broadband to the wholesale market on April 30, 2008 from 21CN enabled exchanges, supporting an addressable market of some one million
UK
 homes. Availability of the service will rise progressively during the rest of this financial year to reach an addressable market of 10 million homes by April 2009.
BT also launched 21CN Ethernet during the fourth quarter, available from over 100 nodes across the
UK
. This footprint will rise progressively to over 600 nodes by April 2009, providing BT with the widest national Ethernet footprint in the
UK
.
The national infrastructure rebuild of metro and core sites in the
UK
 is now complete. For the remainder of this year, the focus will be on the completion of the necessary
UK
 transmission infrastructure.
On July 29, 2008 we announced the acquisition of Ribbit Corporation, a software development company based in the
US
, for $105 million.  The acquisition supports our transformational strategy and will accelerate the evolution of our industry-leading  21CN software development kits by providing an established, easy-to-use network based platform that allows third party developers to create new and innovative voice-enabled applications and services.

Outlook
We expect to see continued strong revenue growth in BT Global Services but EBITDA margins may fall slightly in 2008/9 in part due to currency movements. However, we remain committed to achieving the 15 per cent EBITDA margin target and are creating the foundations this year for future margin expansion. In BT Retail we expect to see solid EBITDA growth this year. In BT Wholesale we expect the trends in the second and third quarters to be similar to those seen in the first quarter, but improving in the last quarter of the year. We expect a stable performance in Openreach for the year.
For the year, we expect the group to continue to deliver revenue growth as we continue our transformation from a fixed-line business into a software-driven communications services company. We remain focused on driving efficiencies across the group and have increased our gross cost savings target from £700 million to some £800 million, which will contribute towards growth in EBITDA before specific items and leaver costs. We expect to continue to increase our earnings per share before specific items and leaver costs, despite the year on year reduction in net finance income associated with the pension scheme.
As a result of our additional investment in a fibre-based next generation access network, we expect capital expenditure to be about £100 million higher than our previous targets in each of the 2008/9 and 2009/10 financial years, taking the total expected capital expenditure in those years to around £3.2 billion and £3.1 billion, respectively. The remaining incremental spend of £800 million will be spread over the following three financial years. As announced on July 15, 2008 with our investment in Next Generation Access, free cash flow in 2008/9 will reflect the £100 million incremental capital expenditure and is expected to out turn at around £1.4 billion.
We remain committed to delivering value for shareholders and expect to increase dividends per share in 2008/9.
________________________________________________________________________
    BT's final dividend of 10.4 pence per share will be paid on September 15, 2008 to shareholders on the register on August 22, 2008. The ex-dividend date is August 20, 2008.
    The second quarter results for 2008/9 are expected to be announced on November 13, 2008.

LINE OF BUSINESS RESULTS

BT Global Services
	First quarter ended June 30				Year ended March 31
	2008	2007*	Better (worse)		2008
	£m	£m	£m	%	£m
Revenue	2,052	1,815	237	13	7,889
Gross profit	743	661	82	12	2,839
SG&A before leaver costs	548	483	(65)	(13)	1,956
EBITDA before leaver costs	195	178	17	10	883
Depreciation and amortisation	186	171	(15)	(9)	744
Operating profit before leaver costs	9	7	2	29	139

*Restated to reflect changes to the group's organisational structure and internal trading arrangements

Revenue from our BT Global Services business increased by 13 per cent year on year, the highest quarterly growth for over two years, driven by continued strong performance outside the UK, with revenue growth accelerating to 33 per cent and MPLS revenue growth of 36 per cent. MPLS revenue growth has been driven by new customer connections which increased to over 3,500 per month during the quarter (averaging 3,100 per month last year). During this quarter we also achieved a major milestone by delivering the 10,000 th
 service connection for Thomson Reuters, our largest global contract.
Approximately one third of the increase in revenue was due to exchange rate movements, mainly the strengthening of the Euro, the impact of which on EBITDA before leaver costs was broadly neutral. The increase in SG&A costs is partly due to the impact of acquisitions and foreign exchange. EBITDA before leaver costs increased by 10 per cent, continuing the growth trend of the last two years. EBITDA margin has declined from 9.8 per cent to 9.5 per cent due to the foreign exchange impact on revenue, and the accelerated decline in high margin
UK
 calls and lines revenues offset by growth in MPLS. Excluding the impact of foreign exchange, the EBITDA margin was 9.9 per cent, slightly ahead of last year. Depreciation and amortisation charges increased by 9 per cent due to prior year business acquisitions and capital expenditure. Overall, this resulted in a £2 million increase in operating profit before leaver costs.
Total orders in the quarter amounted to £1.9 billion, up 12 per cent year on year, bringing the value of orders achieved over the last twelve months to £8.2 billion. Networked IT services contract orders of £1.2 billion were won in the quarter, up 34 per cent year on year. These included a seven-year outsourcing deal with Nationwide Building Society to manage its networked IT services. As part of the contract, we will deliver a service transformation programme under which we will consolidate Nationwide's multiple networks onto our 21CN global network which will support both voice and data services on a single converged platform. We will also deliver enhanced remote access facilities to Nationwide's non-office based employees. In addition, we won a five-year contract worth $650 million with Procter & Gamble (P&G) where we will provide and manage P&G's local and wide area network infrastructure across more than 1,100 locations in more than 82 countries. We will migrate these services to an IP-based global MPLS infrastructure and also provide and manage perimeter security and firewall services, conferencing, remote access, voice and IP telephony services, and internet services to support P&G's IT requirements. In total, 124 new customers, excluding acquisitions, outside the
UK
 signed orders with us in the quarter, which included such customers as Canal Don Benito (
Spain
) and Bluevoice (
Italy
).
In the
UK
, we have continued to help healthcare professionals deliver better, safer care to patients through the National Programme for IT in the NHS. In
London
, we have now installed major IT systems into four acute trusts including Barts and The London NHS Trust, and Royal Free Hampstead NHS Trust - two of the largest teaching hospitals in the country. We also delivered two further major software releases on the Spine, the secure database and messaging system we have built and are managing for the NHS, representing some significant improvements to Spine services.
As part of our continuing investment in BT Global Services, in June we agreed to acquire Stemmer GmbH and SND GmbH, both German companies constituting the enterprise IT services segment of net AG, listed on the Frankfurt Stock Exchange. The acquisitions will strengthen our skills and capabilities to service our corporate customers in Germany and globally.
In Asia Pacific BT continues its strong performance and has been named
Data Communications Service Provider of the Year - 2008 in the Frost & Sullivan Asia Pacific ICT Awards.

BT Retail
	First quarter ended June 30				Year ended March 31
	2008	2007*	Better (worse)		2008
	£m	£m	£m	%	£m
Revenue	2,109	2,047	62	3	8,477
Gross profit	777	741	36	5	3,116
SG&A before leaver costs	409	410	1	-	1,605
EBITDA before leaver costs	368	331	37	11	1,511
Depreciation and amortisation	109	109	-	-	445
Operating profit before leaver costs	259	222	37	17	1,066

*Restated to reflect changes to the group's organisational structure and internal trading arrangements

BT Retail's revenue increased by 3 per cent to £2,109 million, driven by a 38 per cent increase in networked IT services and a 14 per cent increase in broadband and convergence revenue, being partially offset by a 4 per cent decline in calls and lines. Gross margin improved by 0.6 percentage points to 36.8 per cent as a result of increased added value sales, improved product mix, and cost efficiencies. SG&A costs were held broadly flat in the quarter. EBITDA before leaver costs grew 11 per cent year on year and operating profit before leaver costs increased by 17 per cent.
Revenue from our Consumer business unit was broadly flat against the same quarter last year, reflecting a decrease in call revenue and the impact of call package price reductions, which were offset by the growth in broadband. In one of the lowest priced, most competitive markets in the world, our Free Evening and Weekend call plans are at the heart of our competitive stance, combining value with great service. The emphasis we have placed on getting things 'right first time' for our customers has helped reduce complaint volumes by one third and we expect to make further improvements throughout this year.
Broadband revenue grew by 17 per cent year on year, with net additions of 103,000, taking us to 4.5 million customers, and retaining our status as the UK's most popular broadband supplier. BT's retail market share of net additions of DSL and LLU connections in the quarter was 31 per cent, the eighth consecutive quarter of achieving 30 per cent market share or more. The BT Total Broadband offering was further enhanced in July with the launch of the next generation Hub 2.0, offering our customers the latest wireless functionality and increased security. In addition, we launched the BT Total Broadband Anywhere package in May, combining BT ToGo and BT Total Broadband services in the home. The installed base of BT ToGo customers was 34,000 by June 30, 2008.
The roll out of our next generation television service, BT Vision, continued during the quarter, with customer numbers reaching 282,000 at June 30, 2008. Of the 68,000 net additions in the quarter, the subscription attachment rate at point of sale averaged over 80 per cent. We announced in July that BT Vision customers can chose to receive Setanta Sports 1 for free with a package. In addition we have made other sports content enhancements such as increased coverage of the Scottish Premier League.
This quarter saw us achieve over 121,000 members of BT Fon in the UK, the world's largest Wi Fi community, where members share part of their broadband connection to establish a network of wireless hotspots. Openzone usage continued to grow strongly, averaging 1.1 million minutes per week day. During the quarter we expanded the number of UK Openzone hotspots, which now stands at more than 3,000, by completing a deal with the Brend Hotels chain, building on our established partnerships in the hotel sector. We have also announced the expansion of our wireless cities programme with a second London Borough, Waltham Forest, following last year's launch in Westminster.
Our BT Business division achieved revenue growth of 7 per cent in the quarter. BT Business One Plan continues to be the package of choice for businesses in the UK with over 35,000 additions since the last quarter, an increase of 70 per cent. BT Business is dedicated to delivering expert IT and communications services designed exclusively to meet the requirements of SMEs, the success of which is demonstrated by the 38 per cent growth in networked IT revenues, over the same quarter last year.
This reflects both organic growth as well as the contribution from our acquisitions of Basilica and Lynx made last year.
The number of customers registered on Tradespace, our online community and marketplace for UK SMEs, grew 45 per cent against the prior quarter to over 131,000.
The Enterprises division delivered good revenue growth of 4 per cent, due to growth within BT Conferencing and dabs.com. BT Conferencing's video conferencing capability has been further enhanced this quarter by the completion of the acquisition of Wire One Holdings Inc. in the US. BT Conferencing is now a worldwide leader of video conferencing, with services extending to 170 countries.
BT Ireland recorded a good performance in the quarter, with revenue increasing by 4 per cent. Growth in mobility and convergence was further boosted by a new partnership agreement with O2 Ireland that enables BT to bring fixed line, mobile and IT services together for smaller business customers in the Republic of Ireland. We continued to extend our footprint into the private and public sectors through key contract wins including Bank of Ireland, Bristol Myers Squibb, EMC, Northern Ireland Department of Finance & Personnel and the Police Service of Northern Ireland.

BT Wholesale
	First quarter ended June 30				Year ended March 31
	2008	2007*	Better (worse)		2008
	£m	£m	£m	%	£m
External revenue	849	1,010	(161)	(16)	3,707
Internal revenue	307	308	(1)	-	1,252
Revenue	1,156	1,318	(162)	(12)	4,959
Gross profit	357	423	(66)	(16)	1,593
SG&A before leaver costs	35	48	13	27	192
EBITDA before leaver costs	322	375	(53)	(14)	1,401
Depreciation and amortisation	197	209	12	6	893
Operating profit before leaver costs	125	166	(41)	(25)	508

*Restated to reflect changes to the group's organisational structure and internal trading arrangements

BT Wholesale's total revenue declined by 12 per cent to £1,156 million, mainly due to declines of £83 million in low margin transit revenue, as well as £26 million in conveyance revenue, and reductions in broadband revenue of £46 million as a result of planned price reductions and volume decreases due to continued migrations to LLU. We expect a continued decline in transit revenues for the next few quarters, as other communications providers (CPs) interconnect directly. Following a number of new contract wins in recent quarters, revenue from our managed network solutions grew 27 per cent year on year and represented around 10 per cent of our external revenue in the quarter. We have signed over £1.2 billion of managed network solutions contracts over the past twelve months. Internal revenue was broadly flat at £307 million.
Gross profit decreased by 16 per cent to £357 million, principally reflecting the impact of LLU migrations and price reductions on our broadband revenues. The gross margin impact of our revenue decline was reduced through cost reduction initiatives. We continued to benefit from our headcount driven efficiency activities in the quarter, which contributed to a reduction in SG&A costs of 27 per cent (£13 million).
In addition, continued improvements in operational performance, and our focus on getting things 'right first time' is helping to eliminate costs through improved quality of service. We expect to benefit from further improvements in this area during the remainder of the financial year.
EBITDA before leaver costs decreased by 14 per cent to £322 million. Depreciation and amortisation decreased by 6 per cent year on year to £197 million. Operating profit before leaver costs was £125 million in the quarter.
During the quarter, we signed new managed network solution contracts worth £490 million including a long term deal with Sky. The outlook for securing further future contract wins in the managed solutions space remains strong with a £2.7 billion order pipeline. Under the agreement with Sky, we are providing voice services to 1.1 million Sky Talk customers with migration of Sky Talk customers to the BT Wholesale platform having already begun. By the time all customers under our existing white label agreements are migrated to the BT Wholesale platform, expected to be completed this autumn, we will have approaching 3 million UK homes on our white label platforms.
    We continued the roll out of our next generation broadband and Ethernet services during the quarter, both services delivered over BT's 21CN.
    The next generation broadband service is currently available to more than five per cent of the addressable UK market. By April 2009, the footprint for the new service will rise to around 40 per cent of the UK market.
    The next generation Ethernet progression has also continued. To date, significant long term contracts have been signed with a number of mobile operators who are using the service to underpin the rapid growth of mobile broadband services. In addition, the business is actively addressing a rapidly growing demand for the new service from our fixed line CP customers.

Openreach
	First quarter ended June 30				Year ended March 31
	2008	2007*	Better (worse)		2008
	£m	£m	£m	%	£m
External revenue	234	211	23	11	886
Revenue from other BT lines of business	1,072	1,110	(38)	(3)	4,380
Revenue	1,306	1,321	(15)	(1)	5,266
Operating costs before leaver costs	815	839	24	3	3,328
EBITDA before leaver costs	491	482	9	2	1,938
Depreciation and amortisation	184	181	(3)	(2)	689
Operating profit before leaver costs	307	301	6	2	1,249

*Restated to reflect changes to the group's organisational structure and internal trading arrangements

Openreach's external revenue continued to increase, and at £234 million was £23 million higher than the prior year. This has been driven by the increase in the provision of backhaul services and the external migration of lines to LLU and WLR by external CPs. At June 30, 2008 we had 4.8 million external LLU lines (net additions of 0.5 million in the quarter) and 4.9 million WLR lines and channels.
Revenue from other BT lines of business decreased by 3 per cent, primarily due to lower connections and the impact of the continued migration to LLU and WLR by external CPs. At June 30, 2008 we had 8.3 million LLU lines, and 21.5 million WLR lines and channels with other BT lines of business which are both slightly down in the quarter due to the volume shift from wholesale broadband to LLU. Our total revenue, at £1,306 million in the quarter, has decreased by 1 per cent compared with the prior year, mainly driven by lower connection activity in the market.
Operating costs decreased by £24 million to £815 million in the quarter. Our investment in service has led to continued improvements in lead times, which reduced by one quarter, and the number of access faults decreasing by 16 per cent compared with the prior year. The benefits from this investment and the associated costs in the prior year have more than offset the effects of inflation, resulting in an overall 3 per cent reduction in operating costs.
Following negotiations with Ofcom and our commitment to service levels, we have implemented a new process where, from the end of June 2008, we are actively monitoring failures across a range of products and services and are proactively reimbursing our customers if service level commitments have not been met.
Overall EBITDA before leaver costs increased by 2 per cent year on year to £491 million. Depreciation and amortisation costs increased by £3 million to £184 million due to increased depreciation on LLU assets, 21CN and equivalent systems driven particularly from the high level of capital investment in prior periods. Operating profit before leaver costs increased by £6 million to £307 million.

At the end of June, we launched Generic Ethernet Access (GEA), our first deployment of fibre to residential customers on a new build site. GEA will be available to order for Openreach's fibre to the premises pilot site at Ebbsfleet, Kent from August 2008.

GROUP INCOME STATEMENT
for the three months ended June 30, 2008

		Before specific items	Specific items (note 4)	Total
	Notes	£m	£m	£m

Revenue	2	5,177	-	5,177
Other operating income		90	-	90
Operating costs	3	(4,598)	(27)	(4,625)
Operating profit		669	(27)	642

Finance expense		(796)	-	(796)
Finance income		666	-	666
Net finance expense	5	(130)	-	(130)

Share of post tax profits of associates and joint ventures		1	-	1

Profit before taxation		540	(27)	513

Taxation		(123)	8	(115)

Profit for the period		417	(19)	398

Attributable to:
Equity shareholders		416	(19)	397
Minority interest		1	-	1

Earnings per share	6
- basic		5.4p		5.1p
- diluted		5.3p		5.1p

GROUP INCOME STATEMENT
for the three months ended June 30, 2007

		Before specific items	Specific items (note 4)	Total
	Notes	£m	£m	£m

Revenue	2	5,033	-	5,033
Other operating income		67	(1)	66
Operating costs	3	(4,392)	(49)	(4,441)
Operating profit		708	(50)	658

Finance expense		(680)	-	(680)
Finance income		625	-	625
Net finance expense	5	(55)	-	(55)

Share of post tax losses of associates and joint ventures		(3)	-	(3)

Profit before taxation		650	(50)	600

Taxation		(161)	169	8

Profit for the period		489	119	608

Attributable to:
Equity shareholders		488	119	607
Minority interest		1	-	1

Earnings per share	6
- basic		5.9 p		7.4 p
- diluted		5.8 p		7.2 p

GROUP INCOME STATEMENT
for the year ended March 31, 2008

		Before specific items	Specific items (note 4)	Total
	Notes	£m	£m	£m

Revenue	2	20,704	-	20,704
Other operating income		359	(10)	349
Operating costs	3	(18,168)	(529)	(18,697)
Operating profit		2,895	(539)	2,356

Finance expense		(2,891)	-	(2,891)
Finance income		2,513	-	2,513
Net finance expense	5	(378)	-	(378)

Share of post tax losses of associates and joint ventures		(11)	-	(11)
Profit on disposal of associate		-	9	9

Profit before taxation		2,506	(530)	1,976

Taxation		(581)	343	(238)

Profit for the year		1,925	(187)	1,738

Attributable to:
Equity shareholders		1,924	(187)	1,737
Minority interest		1	-	1

Earnings per share	6
- basic		23.9p		21.5p
- diluted		23.4p		21.1p

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE
for the three months ended June 30, 2008

	First quarter ended June 30		Year ended March 31

	2008	2007	2008
	£m	£m	£m

Profit for the period	398	608	1,738

Actuarial (losses) gains on defined benefit pension schemes	(3,803)	2,012	2,621
Net (losses) gains on cash flow hedges	(13)	26	163
Exchange differences on translation of foreign operations	(29)	(19)	213
Movement on available-for-sale reserve	9	-	-
Tax on items taken directly to equity	1,034	(684)	(832)

Net (losses) gains recognised directly in equity	(2,802)	1,335	2,165

Total recognised (expense) income for the period	(2,404)	1,943	3,903

Attributable to:
Equity shareholders	(2,405)	1,942	3,899
Minority interests	1	1	4
	(2,404)	1,943	3,903

GROUP CASH FLOW STATEMENT
for the three months ended June 30, 2008

	First quarter ended June 30		Year ended March 31
	2008	2007	2008
	£m	£m	£m

Cash flow from operating activities
Cash generated from operations (note 7 (a))	387	464	5,187
Income taxes received	-	384	299
Net cash inflow from operating activities	387	848	5,486

Cash flow from investing activities
Interest received	7	75	111
Dividends received from associates and joint ventures	-	1	2
Proceeds on disposal of property, plant and equipment	8	12	62
Proceeds on disposal of associates and joint ventures	-	-	13
Proceeds on disposal of non current financial assets	-	1	1
Proceeds on disposal of current financial assets	1,167	927	4,779
Acquisition of subsidiaries, net of cash acquired	(94)	(164)	(377)
Purchases of property, plant and equipment and computer software	(844)	(831)	(3,315)
Purchases of non current financial assets	-	(1)	(2)
Purchases of current financial assets	(1,032)	(1,001)	(4,938)
Net cash used in investing activities	(788)	(981)	(3,664)

Cash flows from financing activities
Equity dividends paid	(2)	(2)	(1,236)
Dividends paid to minority interests	(1)	-	-
Interest paid	(292)	(257)	(842)
Repayments of borrowings	(85)	(656)	(913)
Net repayment of finance lease liabilities	(4)	(4)	(284)
New bank loans and bonds	794	1,503	3,939
Net (repayment) proceeds on issue of commercial paper	(71)	642	(681)
Repurchase of ordinary shares	(271)	(382)	(1,498)
Proceeds on issue of treasury shares	3	14	85
Net cash used in financing activities	71	858	(1,430)

Effects of exchange rate changes	(2)	(2)	25
Net (decrease) increase in cash and cash equivalents	(332)	723	417

Cash and cash equivalents at beginning of period	1,174	757	757

Cash and cash equivalents, net of bank overdrafts, at end of period (note 7 (c))	842	1,480	1,174

Free cash flow (note 7 (b))	(734)	(152)	1,503

Increase in net debt from cash flows (note 8 (b))	1,099	686	1,510

GROUP BALANCE SHEET
at June 30, 2008

	June 30	June 30	March 31
	2008	2007	2008
	£m	£m	£m

Non current assets
Intangible assets	3,545	2,807	3,355
Property, plant and equipment	15,291	15,124	15,307
Derivative financial instruments	281	34	310
Investments	41	26	31
Associates and joint ventures	84	70	85
Trade and other receivables	890	579	854
Retirement benefit assets of the BT Pension Scheme	-	2,070	2,887
Deferred tax assets	268	27	-
	20,400	20,737	22,829

Current assets
Inventories	153	140	122
Trade and other receivables	4,959	4,469	4,449
Derivative financial instruments	16	1	77
Investments	302	345	440
Cash and cash equivalents	1,036	1,984	1,435
	6,466	6,939	6,523

Total assets	26,866	27,676	29,352

Current liabilities
Loans and other borrowings	1,250	2,718	1,524
Derivative financial instruments	213	243	267
Trade and other payables	7,060	6,662	7,591
Current tax liabilities	348	303	241
Provisions	61	92	81
	8,932	10,018	9,704

Total assets less current liabilities	17,934	17,658	19,648

Non current liabilities
Loans and other borrowings	10,584	7,743	9,818
Derivative financial instruments	801	1,037	805
Other payables	728	612	707
Deferred tax liabilities	1,736	2,128	2,513
Retirement benefit obligations	958	96	108
Provisions	267	229	265
	15,074	11,845	14,216
Capital and reserves
Called up share capital	408	432	420
Reserves	2,429	5,347	4,989
Total equity shareholders' funds	2,837	5,779	5,409
Minority interests	23	34	23
Total equity	2,860	5,813	5,432

	17,934	17,658	19,648

NOTES

1
    Basis of preparation and accounting policies

These primary statements and selected notes ("the financial statements") comprise the interim consolidated financial results of BT Group plc for the quarters ended June 30, 2008 and 2007, together with the audited financial statements for the year ended March 31, 2008. These interim financial results do not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended March 31, 2008 were approved by the Board of Directors on May 14, 2008 and published on May 28, 2008. The report of the auditors on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985. The financial statements for the quarter ended June 30, 2008 have been reviewed by the auditors and their review opinion is on page 32.
The accounting policies which have been applied to prepare the interim financial results are the same as those used for the preparation of the consolidated financial statements for the year ended March 31, 2008.
In the fourth quarter and full year to March 31, 2008 certain investments previously held within cash and cash equivalents were reclassified to current available-for-sale assets, as management considered this to be the more appropriate maturity classification. Balance sheet comparative amounts at June 30, 2007, have been reclassified by £261 million to provide a consistent presentation. The impact in the cash flow statement for the quarter ended June 30, 2007 has been to increase 'Proceeds on disposal of current financial assets' and 'Purchases of current financial assets' by £927 million and £922 million, respectively, and to decrease opening and closing cash and cash equivalents by £267 million and £261 million, respectively.
We have changed our revenue analysis to report total revenue by product categories, as set out in Note 2(b). This replaces our previous analysis which classified revenue between new wave and traditional. In order to assist readers in understanding the year on year performance, we have restated the comparative revenue analysis. There is no change to total group revenue.

2

Results of businesses

 (a)
Operating results
	External revenue	Internal revenue	Group revenue	EBITDA (ii)	Group operating profit (ii)
	£m	£m	£m	£m	£m
First quarter ended June 30, 2008
BT Global Services	2,052	-	2,052	195	9
BT Retail	2,035	74	2,109	368	259
BT Wholesale	849	307	1,156	322	125
Openreach	234	1,072	1,306	491	307
Other	7	-	7	57	42
Intra-group items (i)	-	(1,453)	(1,453)	-	-
Total	5,177	-	5,177	1,433	742

First quarter ended June 30, 2007*
BT Global Services	1,815	-	1,815	178	7
BT Retail	1,990	57	2,047	331	222
BT Wholesale	1,010	308	1,318	375	166
Openreach	211	1,110	1,321	482	301
Other	7	-	7	59	20
Intra-group items (i)	-	(1,475)	(1,475)	-	-
Total	5,033	-	5,033	1,425	716

Year ended March 31, 2008
BT Global Services	7,889	-	7,889	883	139
BT Retail	8,194	283	8,477	1,511	1,066
BT Wholesale	3,707	1,252	4,959	1,401	508
Openreach	886	4,380	5,266	1,938	1,249
Other	28	-	28	178	60
Intra-group items (i)	-	(5,915)	(5,915)	-	-
Total	20,704	-	20,704	5,911	3,022

* Restated to reflect changes to the group's organisational structure and internal trading arrangements

  Elimination of intra-group revenue between businesses, which is included in the total revenue of the originating business.
  Before specific items and leaver costs.

2

Results of businesses

continued

(b)
    Product revenue analysis

	First quarter ended June 30				Year ended March 31
	2008	2007	Better (worse)		2008
	£m	£m	£m	%	£m
Managed Solutions	1,408	1,165	243	21	5,320
Broadband and Convergence	640	615	25	4	2,567
Calls and Lines	1,647	1,756	(109)	(6)	6,818
Transit, conveyance, interconnect circuits, WLR, global carrier and other wholesale products	827	893	(66)	(7)	3,398
Other	655	604	51	8	2,601
	5,177	5,033	144	3	20,704

(c)
    Revenue analysis

	First quarter ended June 30				Year ended March 31
	2008	2007*	Better (worse)		2008
	£m	£m	£m	%	£m
Major corporate	1,961	1,747	214	12	7,573
Business	661	628	33	5	2,590
Consumer	1,228	1,231	(3)	-	5,071
Wholesale/Carrier	1,320	1,420	(100)	(7)	5,442
Other	7	7	-	-	28
	5,177	5,033	144	3	20,704
 * Restated for customer account transfers

(d)        Capital expenditure on property, plant, equipment, software and motor vehicles

	First quarter ended June 30				Year ended March 31
	2008	2007	Better (worse)		2008
	£m	£m	£m	%	£m

Transmission equipment	216	289	73	25	1,117
Exchange equipment	9	31	22	71	83
Other network equipment	283	260	(23)	(9)	1,060
Computers and office equipment	26	34	8	24	181
Software	247	257	10	4	826
Motor vehicles and other	16	15	(1)	7	39
Land and buildings	5	17	12	71	33
	802	903	101	11	3,339

3 (a)
    Operating costs
	First quarter ended June 30		Year ended March 31
	2008	2007	2008
	£m	£m	£m
Staff costs before leaver costs	1,370	1,299	5,231
Leaver costs	73	8	127
Staff costs	1,443	1,307	5,358
Own work capitalised	(158)	(187)	(724)
Net staff costs	1,285	1,120	4,634
Depreciation and amortisation	691	709	2,889
Payments to telecommunication operators	1,037	1,062	4,237
Other operating costs	1,585	1,501	6,408
Total before specific items	4,598	4,392	18,168
Specific items (note 4)	27	49	529
Total	4,625	4,441	18,697

(b)
    Leaver costs
	First quarter ended June 30		Year ended March 31
	2008	2007	2008
	£m	£m	£m
BT Global Services	6	1	22
BT Retail	3	-	16
BT Wholesale	-	-	6
Openreach	4	-	27
Other	60	7	56
Total	73	8	127

4.  Specific items

BT separately identifies and discloses any significant one off or unusual items (termed "specific items"). This is consistent with the way that financial performance is measured by management and we believe assists in providing a meaningful analysis of the trading results of the group. Specific items may not be comparable to similarly titled measures used by other companies.

	First quarter ended June 30		Year ended March 31
	2008	2007	2008
	£m	£m	£m
Creation of Openreach and delivery of the Undertakings	-	-	53
Restructuring costs	27	49	402
Write off of circuit inventory and working capital balances	-	-	74
Specific operating costs	27	49	529
Loss on sale of non current asset investments	-	1	10
Profit on disposal of associate	-	-	(9)
Net specific items charge before interest and tax	27	50	530
Tax credit on specific items	(8)	(15)	(149)
Tax credit in respect of settlement of open tax years	-	-	(40)
Tax credit on re-measurement of deferred tax	-	(154)	(154)
Net specific items charge (income) after tax	19	(119)	187

5

Net finance expense
	First quarter ended June 30		Year ended March 31
	2008	2007	2008
	£m	£m	£m
Finance expense [1] before pension interest	219	173	863
Interest on pension scheme liabilities	577	507	2,028
Finance expense	796	680	2,891

Finance income before pension income	(11)	(13)	(65)
Expected return on pension scheme assets	(655)	(612)	(2,448)
Finance income	(666)	(625)	(2,513)

Net finance expense	130	55	378

Net finance expense before pensions	208	160	798
Interest associated with pensions	(78)	(105)	(420)
Net finance expense	130	55	378

1
Finance expense in the first quarter ended June 30, 2008, June 30, 2007 and the year ended March 31, 2008 includes a £3 million net credit, £6 million net credit and a £42 million net charge, respectively, arising from the re-measurement of financial instruments which under IAS 39 are not in hedging relationships on a fair value basis.

6
    Earnings per share
The basic earnings per share are calculated by dividing the profit attributable to shareholders by the average number of shares in issue after deducting the company's shares held by employee share ownership trusts and treasury shares. In calculating the diluted earnings per share, share options outstanding and other potential ordinary shares have been taken into account.
The average number of shares in the periods were:
	First quarter ended June 30		Year ended March 31
	2008	2007	2008
	millions of shares
Basic	7,731	8,216	8,066
Diluted	7,856	8,461	8,223

7
    (a)
    Reconciliation of profit before tax to cash generated from operations
	First quarter ended June 30		Year ended March 31
	2008	2007	2008
	£m	£m	£m
Profit before tax after specific items	513	600	1,976
Depreciation and amortisation	691	709	2,889
Associates and joint ventures	(1)	3	11
Employee share scheme costs	19	17	73
Net finance expense	130	55	378
Net Loss on disposal of associates and non current asset investments	-	1	1
Changes in working capital	(962)	(691)	(24)
Provisions movements, pensions and other	(3)	(230)	(117)
Cash generated from operations	387	464	5,187

(b)
    Free cash flow
	First quarter ended June 30		Year ended March 31
	2008	2007	2008
	£m	£m	£m
Cash generated from operations	387	464	5,187
Income taxes received	-	384	299
Net cash inflow from operating activities	387	848	5,486
Included in cash flows from investing activities
Net purchase of property, plant, equipment and software	(836)	(819)	(3,253)
Net purchase of non current asset investments	-	-	(1)
Dividends received from associates	-	1	2
Interest received	7	75	111
Included in cash flows from financing activities
Interest paid	(292)	(257)	(842)
Free cash flow	(734)	(152)	1,503

Free cash flow is defined as the net increase in cash and cash equivalents less cash flows from financing activities (except interest paid), less the acquisition or disposal of group undertakings and less the net sale of short term investments. It is not a measure recognised under IFRS but is a key indicator used by management in order to assess operational performance.

(c)
    Cash and cash equivalents
	At June 30		At March 31
	2008	2007	2008
	£m	£m	£m
Cash at bank and in hand	577	854	732
Short term deposits	459	1,130	703
Cash and cash equivalents	1,036	1,984	1,435
Bank overdrafts	(194)	(504)	(261)
	842	1,480	1,174

8
    Net debt
Net debt at June 30, 2008 was £10,581 million (June 30, 2007 - £8,631 million).
Net debt consists of loans and other borrowings less current asset investments and cash and cash equivalents. Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this analysis current asset investments, cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to sterling at swapped rates where hedged.
This definition of net debt measures balances at the future undiscounted cash flows due to arise on maturity of financial instruments and removes the balance sheet adjustments made for the re-measurement of hedged risks under fair value hedges and the use of the effective interest method as required by IAS 39. In addition, the gross balances are adjusted to take account of netting arrangements amounting to £181 million. Net debt is a non GAAP measure since it is not defined in accordance with IFRS but it is a key indicator used by management in order to assess operational performance.

8
    (a)
    Analysis
	At June 30		At March 31
	2008	2007	2008
	£m	£m	£m
Loans and other borrowings	11,834	10,461	11,342
Cash and cash equivalents	(1,036)	(1,984)	(1,435)
Other current financial assets	(302)	(345)	(440)
	10,496	8,132	9,467
Adjustments:
To retranslate currency denominated balances at swapped rates where hedged	277	614	241
To recognise borrowings at net proceeds and unamortised discount	(192)	(115)	(248)
Net debt	10,581	8,631	9,460

After allocating the element of the adjustments which impact loans and other borrowings, gross debt at June 30, 2008 was £11,738 million (June 30, 2007 - £10,456 million, March 31, 2008 - £11,076 million).

(b)
     Reconciliation of movement in net debt

	First quarter ended June 30		Year ended March 31
	2008	2007	2008
	£m	£m	£m
Net debt at beginning of period	9,460	7,914	7,914
Increase in net debt resulting from cash flows	1,099	686	1,510
Net debt assumed or issued on acquisitions	18	24	35
Currency movements	1	2	(4)
Other non-cash movements	3	5	5
Net debt at end of period	10,581	8,631	9,460

9. Statement of changes in equity

			Year ended
	First quarter ended June 30		March 31
	2008	2007	2008
	£m	£m	£m

Shareholders' funds	5,409	4,238	4,238
Minority interest	23	34	34
Equity at beginning of period	5,432	4,272	4,272

Total recognised (losses) income for the period	(2,404)	1,943	3,903
Share based payment	19	(4)	55
Issues of shares	-	10	32
Tax on items taken directly to equity	-	-	(45)
Net purchase of treasury shares	(186)	(407)	(1,529)
Dividends on ordinary shares	-	-	(1,241)
Minority interest	(1)	(1)	(15)
Net changes in equity for the period	(2,572)	1,541	1,160

Equity at end of period
Shareholders' funds	2,837	5,779	5,409
Minority interest	23	34	23
Total equity	2,860	5,813	5,432

10
    Earnings before interest, taxation, depreciation and amortisation (EBITDA)

			Year ended
	First quarter ended June 30		March 31
	2008	2007	2008
	£m	£m	£m
Operating profit	642	658	2,356
Depreciation and amortisation (note 3)	691	709	2,889
Leaver costs (note 3)	73	8	127
Specific items (note 4)	27	50	539
EBITDA before specific items and leaver costs	1,433	1,425	5,911

Earnings before interest, taxation, depreciation and amortisation (EBITDA) before specific items and leaver costs is not a measure recognised under IFRS, but it is a key indicator used by management in order to assess operational performance.

Independent review report to BT Group plc on the interim financial information

Introduction
We have been engaged by the company to review the condensed set of financial statements in the interim financial report for the three months ended June 30, 2008, which comprises the group income statement, group statement of recognised income and expense, group cash flow statement, group balance sheet and related notes. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors' responsibilities
The interim financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with note 1 Basis of preparation and accounting policies.

The annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The accounting policies which have been applied to prepare the condensed set of financial statements, included in this interim financial report, are the same as those used for the preparation of the consolidated financial statements for the year ended March 31, 2008.

Our responsibility
Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the interim financial report based on our review. This report, including the conclusion, has been prepared for and only for the company and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim financial report for the three months ended June 30, 2008 is not prepared, in all material respects, in accordance with note 1 Basis of preparation and accounting policies.

PricewaterhouseCoopers LLP, Chartered Accountants
London

30 July 2008
Forward-looking statements - caution advised

Certain statements in this results release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: expectations of continued growth in revenue, EBITDA, earnings per share and dividends per share; growth in Global Services' revenue, and EBITDA margin expansion; BT Retail EBITDA growth and improving trends in BT Wholesale; continued growth in the broadband market; further gross cost savings; expectations regarding capital expenditure, and levels of free cash flow; planned investment in fibre-based super-fast broadband; investment in, and the delivery and benefits of, BT's 21 st
 Century Network and growth of the 21CN Ethernet footprint; and the scope and delivery of next generation services and applications.
    Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.
    Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions and conditions in BT's operating areas, including competition from others; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services not being realised; and general financial market conditions affecting BT's performance and ability to raise finance. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.

Date 31 July, 2008